Exhibit 4(b)(xix)

Classification: Confidential

21 October 2019

Private & Confidential

Ms Sarah Legg

Dear Sarah

Non-executive Director Appointment – Lloyds Banking Group plc

Following our recent discussions, I am pleased to confirm that the Board of Lloyds Banking Group plc (“the Group”) has agreed in principle your appointment as a non-executive director, subject to completion of our certification references and final confirmation by the Board.

All directors of the Group also serve on the subsidiary HBOS Plc Board as well as the two principal subsidiary bank boards of Lloyds Bank plc and Bank of Scotland plc (which together will comprise the ‘Ring Fenced Bank’ Boards). As discussed, the proposed appointment as a non-executive director will therefore be to the Group Board, HBOS plc and the Ring Fenced Bank Boards (collectively ‘the Companies’). These boards will generally meet simultaneously, or on the same date if meeting separately.

Your appointments will be subject to the terms and conditions set out in this letter.

1.	Appointment

Your appointment to the boards of the Companies is expected to commence on December 1st 2019. Your appointment will be for an initial term of three years, expiring at the Annual General Meeting of the Group (AGM) in 2023. Appointments are reviewable annually and require shareholder approval. Subject to satisfactory performance and Board approval, you will be invited to stand for annual re-election by shareholders at the AGM in each year of your appointment.

Subject to a review of performance and the requirements of the Board at the time, non-executive directors may be invited to serve for a further term.

Continuation of your appointments is subject to:

•	approval by the Group of our certification to the regulators that you are a fit and proper person, and any approval that may in future be required by the regulators in connection with roles you take on as a member of the Board You must inform the company of any significant changes in your personal circumstances which may have an impact on your status;

Classification: Confidential

•	satisfactory performance and contribution to the Board and any Board committees on which you serve;

•	election and re-election as a director by the company’s shareholders in general meeting as required by the company’s articles of association and codes to which the company subscribes, in particular, the Financial Reporting Council’s UK Corporate Governance Code.

2.	Termination

Once appointed, you will cease to hold the office of director if:

(i)	you resign from your appointment or choose not to stand for re-election;

(ii)	the company terminates your appointment or chooses not to propose you for re-election;

(iii)	shareholders fail to elect or re-elect you;

(iv)	you fail to meet, on an ongoing basis, the standards expected of a person performing your role; or

(v)	the articles of association or any law or regulation prevents you from continuing in office.

In the case of (i) and (ii) above, there is no entitlement to notice or to compensation for loss of office. However, the company will endeavor to give you reasonable notice where appropriate. You are requested to make the Chairman aware of any intention not to seek re-election so that the board can plan for orderly succession.

In the case of termination under (iii), (iv) or (v) above, your appointment will terminate automatically with immediate effect and without compensation.

3.	Board Committees

In addition to your appointment as a non-executive director you will be required to serve on at least two Group/Ring Fenced Bank Board Committees which may be subject to rotation. Initially, it is proposed you serve as:

•	Member, Audit Committees

•	Member, Risk Committees

You may also be required to serve on sub-committees of these Board committees and ad hoc Board Committees established from time to time for a specific purpose.

4.	Role and Responsibilities

Your duties will be those required of a non-executive director. Non-executive directors have the same legal responsibilities as other directors.

The Board is collectively responsible for promoting the success of the company by directing the company’s affairs. As members of the unitary board, all directors are required to:

•	provide entrepreneurial leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed.

•	set the company’s strategic aims, ensure that the necessary financial and human resources are in place for the company to meet its objectives, and review management performance; and

•	set the company’s values and standards and ensure that its obligations to its shareholders and others are understood and met.

Classification: Confidential

In addition, as a member of the Ring Fenced Bank Boards and Committees you will have responsibility with other directors of ensuring effective governance of the Ring Fenced Banks, including identifying and addressing any potential conflicts of interest between the Ring Fenced Bank and other group entities in a way that ensures the integrity of the Ring Fencing Scheme is upheld.

Your more specific responsibilities and accountabilities are reflected in the group’s wider governance framework and will include, to the extent relevant, any responsibilities prescribed pursuant to UK regulation and as notified to the PRA and/or FCA, details of which are available from the Company secretary.

5.	Time Commitment

As a non-executive director, you are required to devote such time as is necessary for the effective discharge of your duties. The likely minimum time commitment for your role is approximately 35 – 40 days per annum which is made up as follows:

•	Base time commitment for LBG non-executive directors:	c.25 - 28 days
•	Additional time for membership of Risk Committee	c.5- 6 days
•	Additional time for membership of Audit Committee	c.5- 6 days

The estimated time commitment includes scheduled Board and Committee meetings relevant to your role, plus strategy sessions (including a 2 - 3 day offsite meeting), attendance at the AGM and preparation for meetings. A schedule of Board and committee meetings will be included in your appointment pack.

The above minimum time commitment is based on planned events. From time to time, you may be required to attend meetings at short notice. In such cases, you will be required to make yourself available as appropriate.

In your capacity as a director of Lloyds Banking Group plc or as a director of the Ring Fenced Banks you may be required to attend or represent the Group at meetings with the Regulators, the Government, investors or other third parties as appropriate.

Depending on your other commitments, you may be expected to relinquish other appointments to ensure that you can meet the legal and time commitments of the role. Legislation limits a director of a financial services company to holding a maximum of four non-executive director roles (including your position at LBG).

By accepting this appointment, you confirm that you are able to allocate sufficient time to meet the expectations of your role to the satisfaction of the board.

The agreement of the Chairman must be sought before accepting any additional commitments in order to discuss whether they might affect your ability to meet the time commitments necessary to discharge your duties and allow a formal review of compatibility with CRD IV regulatory restrictions and any potential conflict issues.

6.	Fees and Expenses

The following annual fees are payable in respect of your appointment:

•	Non-executive base fee	£ 79,600
•	Additional fee for membership of Risk Committees	£ 33,300
•	Additional fee for membership of Audit Committees	£ 33,300

Total fees payable:		£146,200

Classification: Confidential

You will also be entitled to claim for reimbursement of reasonable expenses incurred in the course of your duties as a director so long as these conform to the expenses policy agreed by the Board.

7.	Outside Interests

It is accepted and acknowledged that you have business interests other than those of the company. As a condition of your appointment you are required to declare any such directorships, appointments and interests to the board in writing. If you take on any additional business interests or become aware of any potential conflicts of interest, these must be disclosed to the board as soon as they arise or become known to you. If at any time you are considering acquiring any new interest which might give rise to a conflict of interest with the company you must first discuss the matter with the Chairman and obtain a resolution of the board authorising such interest. Regardless of any approval given in relation to outside interests, it is your responsibility to ensure that you can meet the time commitment required by the role.

8.	Confidentiality

You will not use or disclose to any person, firm or organisation (except as required by law or to carry out your duties under this letter) any trade secrets, know-how, business information or other private or confidential information relating to the business, finances or affairs of the company or any member of the Lloyds Banking Group, or any customer of the company or any other information provided on the basis that it is confidential. You will use your best endeavours to prevent the unauthorised use or disclosure of any such information.

This restriction will continue to apply after your appointment ends without limit in time but will not apply to information which becomes public, unless through unauthorised disclosure by you. After your appointment ends you will return all documents and information (whether written, visual or electronic) under your control which belong to the company or any member of the Group.

Your attention is also drawn to the requirements under both legislation and regulation relating to the disclosure of price sensitive information. You should avoid making any statements or engaging in any dealings that might contravene these requirements. The Company Secretary can provide further information and advice on these matters if required. Company policy is that all external communication on company affairs is restricted to the Chairman, Chief Executive and Corporate Affairs Director only.

9.	Induction

Following appointment, the company will provide further tailored induction to the extent required. You are entitled to request any additional information or briefings to assist you in the execution of your duties.

10.	Evaluation and review of performance

The performance of individual directors and the board and its committees is evaluated annually. In the interim, if there are any matters which you wish to discuss in relation to your role, please feel free to contact me.

11.	Directors’ Liability Indemnity and Insurance

To the extent permitted by law, directors are entitled to be indemnified by the company against all costs and liabilities incurred by them in execution of their duties. A deed of indemnity is included in your appointment pack for signature and return.

You will also have the benefit of any directors’ and officers’ insurance cover maintained from time to time by the company (but this shall not oblige the company to maintain any such cover either at all, or on current terms).

Classification: Confidential

13.	Independent Professional Advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director and it will be appropriate for you to consult independent advisers at the company’s expense. The company will reimburse the full cost of expenditure incurred.

14.	Disclosure and Dealings in Shares

The company may be required to include in its annual accounts a note of any material interest that a director may have in any transaction or arrangement that the company has entered into. You must disclose any such interest as soon as possible but no later than the board meeting at which the transaction or arrangement is first discussed so that the Board can note your interest and, if appropriate, approve any conflicts. A general notice that you are interested in any contracts with a particular person, firm or company is acceptable.

During the continuation of your appointment you will be expected to comply (and to procure that your spouse and any connected persons comply) where relevant with any rule of law or regulation of any competent authority or of the company from time to time in force in relation to dealings in shares, debentures and other securities of the company and the unpublished price sensitive information affecting the shares, debentures and other securities of the company.

Details of the procedure for dealing in shares, together with explanatory notes, will be in your appointment pack.

15.	Shareholdings

All directors are expected to hold shares in the company. If you would like to receive whole or part of your monthly fee in shares, we would be happy to make the necessary arrangements for you.

Please acknowledge receipt and acceptance of the above terms by signing and returning the enclosed copy of this letter.

Please do not hesitate to contact me for any assistance in any matters during the term of your appointment. I will write formally again at the time the appointment is confirmed by the Board and will look forward to welcoming you to the Group.

Best regards

/s/ Norman Blackwell

I acknowledge receipt of the letter dated 21 October, 2019 of which this is a copy and accept the proposed terms of appointment.

Signed…/s/ S Legg

Date 29.10.2019